SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      24 December, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 02 December 2003
             2. Technical interest adjustment announcement made on 04 December 2003
             3.  Contract Win announcement made on 08 December 2003
             4.  Contract Win announcement made on 08 December 2003
             5.  Contract Win announcement made on 08 December 2003
             6.  Director Shareholding announcement made on 15 December 2003
             7. Technical interest adjustment announcement made on 15 December 2003
             8.  Disposal announcement made on 17 December 2003
             9.  Acquisition announcement made on 19 December 2003

Enclosure 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited

Registered holder number of shares held

State Street Nominees Limited 92,650
Bank of New York Nominees 21,250,816
Northern Trust 3,880,209
Chase Nominees Limited 8,259,269
Midland Bank plc 391,600
Bankers Trust 9,183,142
Barclays Bank 471,100
Citibank London 109,700
Morgan Guaranty 1,151,500
Nortrust Nominees 8,485,149
State Street Bank and Trust Company 836,100
Deutsche Bank AG 4,041,555
HSBC Bank plc 3,152,289
Mellon Bank N.A. 823,928
Northern Trust AVFC 636,252
Mellon Nominees (UK) Limited 125,400
Bank One London 1,193,200
Capital International S.A.

Registered holder number of shares held

Citibank NA Toronto 27,900
Capital International, Inc.

Registered holder number of shares held

State Street Nominees Limited 1,777,400
Bank of New York Nominees 270,123
Chase Nominees Limited 2,297,900
Citibank London 24,700
State Street Bank & Trust Co. 20,700
Citibank NA Toronto 237,800
Capital Research and Management Company

Registered holder number of shares held

Chase Nominees Limited 192,875,000

5) Number of shares/amount of stock acquired

total holding of 261,615,382 shares

6) Percentage of issued class

3.02%

7) Number of shares/amount of stock disposed

nil

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 5p

10) Date of transaction

17 November 2003

11) Date company informed

2 December 2003

12) Holding following this notification

261,519,674

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

none

15. Name of contact and telephone number for queries

    Graeme Wheatley, 020 7356 6372
16. Name and signature of authorised company official responsible for making this notification:

Graeme Wheatley, 020 7356 6372

Date of notification 02 December 2003

Enclosure 2

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors


7)     Number of shares/amount of stock acquired:

n/a

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

Sale of 7,500 BT Group shares by Ilford Trustees (Jersey) Limited as Trustee of the BT Group Employee Share Ownership Trust.

10)     Percentage of issued class

n/a


11)     Class of security

Ordinary shares of 5p each


12)     Price per share

GBP1.7625


13. Date of transaction

03 December 2003


14)     Date Company informed

04 December 2003


15)     Total holding following this notification

n/a


16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)


17)     Date of grant

n/a


18)     Period during which or date on which exercisable

n/a


19)     Total amount paid (if any) for grant of the option

n/a


20)     Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22. Total number of shares or debentures over which options held following this notification

No change


23)     Any additional information

The above named Directors have technical interests, as at 04 December 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 99,778 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 04 December 2003

Enclosure 3

December 8, 2003

BT wins multi-million pound NHS Care Records Service contract

BT today welcomed the fact that it has been awarded a 10-year contract, worth GBP620 million, with the Department of Health as part of the NHS National Programme for IT. As a National Application Service Provider, BT will design, deliver and manage a national patient record database and transactional messaging service which is critical to the NHS Care Records Service.

Sir Christopher Bland, BT's Chairman, said: "We are delighted to have been chosen by the NHS to deliver a key part of the National Programme for IT, one of the biggest and most ambitious healthcare IT projects in the world. The technology in our solution and our expertise will help to provide real benefits to NHS patients and staff. It will improve the working lives of nurses and doctors, offering easy and secure access to patient records. We look forward to working with the NHS to make this programme a powerful force for improving patient care."

Ben Verwaayen, BT's Chief Executive Officer, said "These wins are BT's biggest ever, and evidence of the new face of BT truly emerging. This is BT taking on world class competition on its own territory and winning".

The database will hold electronic summary patient records. These secure records will be shared nationally with clinicians and medical practitioners dependent on their access authority. Patients will no longer be required to repeat information about their medical history at different stages of the care process. By ensuring that the right information about a patient is in the right place at the right time, BT's solution will help the NHS extract greater value from its investments and deliver a better service.

BT is the prime contractor and will deliver and operate the service through Syntegra - its systems integration subsidiary.

Working in association with BT are other companies with world-class experience in the development, deployment and operation of healthcare IT systems including Oracle, Sun Microsystems and LogicaCMG.

Tim Smart, chief executive of Syntegra, commented: "We share the government's vision of the NHS as a world-class patient care provider and our people and the expert partners we have chosen to work with are committed to making that vision a reality."

BT is a leading provider of integrated business systems and the largest supplier of ICT services to the NHS:

NHSnet, Europe's largest private secure network, and the NHS Messaging Service, which delivers more than one million emails, prescriptions and clinical records each day, have together enabled NHS people to exchange and access information quickly - a vital contribution to effective healthcare.

The NHS Numbers For Babies service ensures that within minutes of a baby's birth midwives can obtain their all-important NHS number. This unique identifier forms the basis of a lifelong electronic care record, eliminates incomplete or muddled sets of information and helps ensure prompt and appropriate care for infants right from birth.

BT technology underpins NHS Direct, which has provided help and advice on health matters to more than five million citizens.

NHS24 is another example of national programmes delivered and managed by BT for the benefit of NHS people and patients.

The database and messaging service will work with the systems provided within NHS organisations by Local Service Providers established as part of the National Programme for IT. The data to be managed will range from GP consultations to hospital discharge summaries. In addition the service will enable the electronic transfer of prescriptions and the continued monitoring of prescriptions being issued. It will also enable the introduction of electronic appointment booking in the summer of 2004.

Richard Granger, Director General of NHS IT says "I am delighted that we are now working with BT in implementing such an important element of the National Programme for IT, which will provide every patient with an individual NHS Care Record.

"BT's commitment to this project has been clearly demonstrated throughout the procurement process and I look forward to working with them to deliver a world-class solution to patients and healthcare professionals alike."



Notes to editors



                                 About BT Group

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

      - BT Retail, serving businesses and residential customers and including
        BT Openworld, one of the UK's leading ISPs.
      - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
      - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727 million with profit before taxation of GBP1,829 million.

For more information, visit www.bt.com

                                 About Syntegra

Syntegra is part of BT Group. It plays a key role in BT's ICT strategy as its expert in systems integration.

Syntegra employs more than 5000 business and technical professionals worldwide. In the financial year ending 30 March 2003 Syntegra reported revenues of GBP623 million.

Syntegra helps organisations transform the way that they operate by applying business knowledge and technology to make possible new and better ways of working.

Its primary activity is the provision of consultancy and systems integration services including change management, complex programme management and custom systems design, development and operation.



                                  About Oracle

Oracle is the world's largest enterprise software company. For more information about Oracle, visit Oracle's website at www.oracle.com.


                             About Sun Microsystems

Since its inception in 1982, a singular vision - "The Network Is The Computer" - has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and at www.sun.com. Sun Microsystems will provide the infrastructure for the project, comprising Sun servers, Sun storage, Solaris operating environment and SunOne software, including the application server. The infrastructure operational management of the project will be the responsibility of Sun Microsystems.

                                About LogicaCMG

LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. Formed in December 2002, through the merger of Logica and CMG, the company employs around 21,000 staff in offices across 34 countries and has nearly 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE: LOG; AEX: LOG). For Spine, LogicaCMG will develop the core database application to store and update the national patient records.

More information is available from www.logicacmg.com




Contacts:

Karen Rogers                    Barry Murphy

Syntegra                        Syntegra

+44 (0)1252 778061              Tel: +44 (0)1252 777243

karen.rogers@syntegra.com       barry.murphy@syntegra.com

Enclosure 4

December 8, 2003

BT wins multi-million pound NHS Care Records Service contract

BT today welcomed the fact that it has been awarded a 10-year contract, worth GBP620 million, with the Department of Health as part of the NHS National Programme for IT. As a National Application Service Provider, BT will design, deliver and manage a national patient record database and transactional messaging service which is critical to the NHS Care Records Service.

Sir Christopher Bland, BT's Chairman, said: "We are delighted to have been chosen by the NHS to deliver a key part of the National Programme for IT, one of the biggest and most ambitious healthcare IT projects in the world. The technology in our solution and our expertise will help to provide real benefits to NHS patients and staff. It will improve the working lives of nurses and doctors, offering easy and secure access to patient records. We look forward to working with the NHS to make this programme a powerful force for improving patient care."

Ben Verwaayen, BT's Chief Executive Officer, said "These wins are BT's biggest ever, and evidence of the new face of BT truly emerging. This is BT taking on world class competition on its own territory and winning".

The database will hold electronic summary patient records. These secure records will be shared nationally with clinicians and medical practitioners dependent on their access authority. Patients will no longer be required to repeat information about their medical history at different stages of the care process. By ensuring that the right information about a patient is in the right place at the right time, BT's solution will help the NHS extract greater value from its investments and deliver a better service.

BT is the prime contractor and will deliver and operate the service through Syntegra - its systems integration subsidiary.

Working in association with BT are other companies with world-class experience in the development, deployment and operation of healthcare IT systems including Oracle, Sun Microsystems and LogicaCMG.

Tim Smart, chief executive of Syntegra, commented: "We share the government's vision of the NHS as a world-class patient care provider and our people and the expert partners we have chosen to work with are committed to making that vision a reality."

BT is a leading provider of integrated business systems and the largest supplier of ICT services to the NHS:

NHSnet, Europe's largest private secure network, and the NHS Messaging Service, which delivers more than one million emails, prescriptions and clinical records each day, have together enabled NHS people to exchange and access information quickly - a vital contribution to effective healthcare.

The NHS Numbers For Babies service ensures that within minutes of a baby's birth midwives can obtain their all-important NHS number. This unique identifier forms the basis of a lifelong electronic care record, eliminates incomplete or muddled sets of information and helps ensure prompt and appropriate care for infants right from birth.

BT technology underpins NHS Direct, which has provided help and advice on health matters to more than five million citizens.

NHS24 is another example of national programmes delivered and managed by BT for the benefit of NHS people and patients.

The database and messaging service will work with the systems provided within NHS organisations by Local Service Providers established as part of the National Programme for IT. The data to be managed will range from GP consultations to hospital discharge summaries. In addition the service will enable the electronic transfer of prescriptions and the continued monitoring of prescriptions being issued. It will also enable the introduction of electronic appointment booking in the summer of 2004.

Richard Granger, Director General of NHS IT says "I am delighted that we are now working with BT in implementing such an important element of the National Programme for IT, which will provide every patient with an individual NHS Care Record.

"BT's commitment to this project has been clearly demonstrated throughout the procurement process and I look forward to working with them to deliver a world-class solution to patients and healthcare professionals alike."



Notes to editors



                                 About BT Group

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

      - BT Retail, serving businesses and residential customers and including
        BT Openworld, one of the UK's leading ISPs.
      - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
      - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727 million with profit before taxation of GBP1,829 million.

For more information, visit www.bt.com

                                 About Syntegra

Syntegra is part of BT Group. It plays a key role in BT's ICT strategy as its expert in systems integration.

Syntegra employs more than 5000 business and technical professionals worldwide. In the financial year ending 30 March 2003 Syntegra reported revenues of GBP623 million.

Syntegra helps organisations transform the way that they operate by applying business knowledge and technology to make possible new and better ways of working.

Its primary activity is the provision of consultancy and systems integration services including change management, complex programme management and custom systems design, development and operation.



                                  About Oracle

Oracle is the world's largest enterprise software company. For more information about Oracle, visit Oracle's website at www.oracle.com.


                             About Sun Microsystems

Since its inception in 1982, a singular vision - "The Network Is The Computer" - has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and at www.sun.com. Sun Microsystems will provide the infrastructure for the project, comprising Sun servers, Sun storage, Solaris operating environment and SunOne software, including the application server. The infrastructure operational management of the project will be the responsibility of Sun Microsystems.

                                About LogicaCMG

LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. Formed in December 2002, through the merger of Logica and CMG, the company employs around 21,000 staff in offices across 34 countries and has nearly 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE: LOG; AEX: LOG). For Spine, LogicaCMG will develop the core database application to store and update the national patient records.

More information is available from www.logicacmg.com




Contacts:

Karen Rogers                    Barry Murphy

Syntegra                        Syntegra

+44 (0)1252 778061              Tel: +44 (0)1252 777243

karen.rogers@syntegra.com       barry.murphy@syntegra.com

Enclosure 5

December 8, 2003

BT wins multi-million pound NHS contract for London

BT today welcomed the fact that that it has been awarded a ten-year contract, worth GBP996 million over the next ten years, by the Department of Health as part of the NHS National Programme for IT. As Local Service Provider for London, BT will design, deliver and operate integrated local patient record applications and systems for the whole London care community.

Sir Christopher Bland, BT's Chairman, said: "We are delighted to have been chosen by the NHS to deliver a key part of the National Programme for IT, one of the biggest and most ambitious healthcare IT projects in the world. Our technology and expertise will help to provide real benefits to NHS patients and staff. It will improve the working lives of nurses and doctors, offering easy and secure access to patient records. We look forward to working with the NHS to make this programme a powerful force for improving patient care."

Ben Verwaayen, BT's Chief Executive Officer, said "These wins are BT's biggest ever, and evidence of the new face of BT truly emerging. This is BT taking on world class competition on its own territory and winning".

When fully implemented the NHS Care Records Service will enable NHS organisations to record and exchange patient and care information electronically, eliminating duplication of patient files and improving information-sharing between healthcare professionals.

BT is the prime contractor and will deliver and operate the service through Syntegra - its systems integration subsidiary. It will work with a number of companies with world-class experience in the development, deployment and operation of healthcare IT systems.

Tim Smart, chief executive of Syntegra, commented: "We share the government's vision of the NHS as a world-class patient care provider and our people and the expert partners we have chosen to work with are committed to making that vision a reality."

BT is a leading provider of integrated business systems and the largest supplier of ICT services to the NHS:

NHSnet, Europe's largest private secure network, and the NHS Messaging Service, which delivers more than one million emails, prescriptions and clinical records each day, have together enabled NHS people to exchange and access information quickly - a vital contribution to effective healthcare.

The NHS Numbers For Babies service ensures that within minutes of a baby's birth midwives can obtain their all-important NHS number. This unique identifier forms the basis of a lifelong electronic care record, eliminates incomplete or muddled sets of information and helps ensure prompt and appropriate care for infants right from birth.

BT technology underpins NHS Direct, which has provided help and advice on health matters to more than five million citizens.

NHS24 is another example of national programmes delivered and managed by BT for the benefit of NHS people and patients.

In London BT is currently delivering services to Guy's & St Thomas' Hospital, Camden Primary Care Trust, Islington Primary Care Trust and University College Hospital. BT is also providing data networks for Inner West London and East London and a local area network at Central Middlesex Hospital.

The NHS Care Records Service will work with the national applications being developed as part of the National Programme for IT. These include a nationally accessible patient record database, the electronic transfer of prescriptions and the introduction of electronic appointment booking in the summer of 2004.

Richard Granger, Director General of NHS IT says "I am delighted that we are now working with BT in implementing such an important element of the National Programme for IT, which will provide every patient an individual NHS Care Record.

"BT's commitment to this project has been clearly demonstrated throughout the procurement process and I look forward to working with them to deliver a world-class solution to patients and healthcare professionals alike."



Notes to Editors:

For the provision of IT systems and services by LSPs, England has been grouped into five geographic regions. The London region houses many leading teaching hospitals and a diverse population with widely varying incomes.

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.
  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727 million with profit before taxation of GBP1,829 million.

For more information, visit www.bt.com



About Syntegra

Syntegra is part of BT Group. It plays a key role in BT's ICT strategy as its expert in systems integration.

Syntegra employs more than 5000 business and technical professionals worldwide. In the financial year ending 30 March 2003 Syntegra reported revenues of GBP623 million.

Syntegra helps organisations transform the way that they operate by applying business knowledge and technology to make possible new and better ways of working.

Its primary activity is the provision of consultancy and systems integration services including change management, complex programme management and custom systems design, development and operation.

Enclosure 6

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 70 shares at 177.5p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

177.5p

13. Date of transaction

12 December 2003

14)     Date Company informed

12 December 2003

15)     Total holding following this notification

Paul Reynolds:

1. 46,616 ordinary shares - personal holding;


2. 151,407 ordinary shares under BT Incentive Share Plan - contingent award;

3. 154,013 shares under BT Group Deferred Bonus Plan;

4. 11,824 shares under BT Executive Share Plan - contingent award;

5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has a technical interest, as at 15 December 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 99,778 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 15 December 2003

Enclosure 7

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 3,272 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

12 December 2003

14)     Date Company informed

15 December 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 15 December 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 103,050 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 15 December 2003

Enclosure 8

NR0352 December 17, 2003

                           BT SELLS STAKE IN INMARSAT


BT today announced that it has sold its 7.8 % stake in Inmarsat Ventures plc to Grapeclose Limited, a company indirectly controlled by funds advised by Apax Partners and Permira. Total cash consideration will be $118m.

                          ----------------------------

Notes to editors:

BT acquired its stake in Inmarsat in April 1999 on the privatisation of the former intergovernmental organisation. Inmarsat is a leading provider of global mobile satellite communications services. The sale follows a competitive auction process managed by Inmarsat and its shareholders, culminating in the recommended offer from Apax Partners and Permira at $15 per share.

  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre

Enclosure 9

19 December 2003


NSB Retail Systems PLC                                        BT Group plc


     Sale of NSB's UK Operations to BT and exclusive Distribution Agreement

The Boards of NSB Retail Systems PLC and BT Group plc announce that they have reached agreement for BT to acquire NSB's principal UK operations for cash consideration of GBP17.0 million and to become NSB's exclusive distributor in the UK and Ireland.


The principal terms of the Transaction are:


  - BT will acquire most of the UK business assets of NSB in a cash deal worth GBP17.0 million.


  - BT will become NSB's exclusive distributor in the UK and Ireland.


  - BT will become NSB's non-exclusive distributor in other territories in Europe, the Middle East and Africa.


  - BT will take responsibility for NSB's rights and obligations under its existing customer agreements.


  - 148 NSB employees will transfer to BT.


  - NSB and BT will work together in the future to develop new products and services for retailers of all sizes.


  - NSB will retain all the rights in its existing and future software.


  - NSB will receive licence and support fees from BT based on BT's sales of NSB software.


  - 10% of the consideration (GBP1.7 million) will be retained to be paid contingent on achieving specified transition milestones, and the total consideration amount may be adjusted to reflect working capital movements prior to closing. An adjustment will be made if the working capital deficit is greater than GBP1.0 million or if there is any working capital surplus.


  - The Transaction is subject to the approval of NSB shareholders at an extraordinary general meeting to be held on 5 January 2004. Shareholders owning 54.4 per cent. of NSB's shares have irrevocably undertaken to vote in favour of the Resolution.


NSB's UK Business provides professional software and systems integration services to many of the UK's most significant retailers. It supports and implements an end-to-end product set for its customers, including:


  - Store products - point of sales systems for the processing and reconciliation of transactions for both front of store and back office.


  - Enterprise products - business analysis, planning and optimisation tools used in retailers' merchandising, planning, sourcing and customer relationship management processes.


NSB's UK Business has a strong and long-standing customer base in the UK and Ireland, including Arcadia, Lloyds Pharmacy, BhS, Oasis, WH Smith, Woolworths, Brown Thomas, Roches Stores, Monsoon and Austin Reed.


The Board of NSB believes that this new distribution agreement in the UK and Europe, with a partner as strong and well positioned as BT, provides the opportunity to expand and better service its retail customers without increasing its cost base.


The expertise acquired from NSB will be centred in a new BT business unit to be called BT Expedite. This business will offer dedicated retail capabilities to support BT's extensive sales teams, ensuring customers benefit from a fully integrated product and service portfolio.


Building on its strengths in information and communications technology (ICT), BT in partnership with NSB will be able to offer retail companies an enhanced portfolio of solutions. As a one-stop-shop for retailers, BT aims to combine its network, hosting and "Syntegra" systems integration services with NSB's professional support skills, to meet its customers' strategic system development demands.


Now one supplier will be able to meet retailers' full ICT needs. BT has a strong track record in the retail sector and already includes the vast majority of retail businesses amongst its customers; NSB's unmatched position at the heart of those retailers' information systems will enable BT to drive this business forward.


The Transaction will allow NSB to focus its resources on its software development business and on the continued growth of its North American markets whilst reviewing the opportunities to appoint other suitably qualified distributors in support of its global vision. The majority of the cash proceeds of the Transaction will be used to pay down debt.


The UK Business generated revenues of GBP11.0 million and earnings before interest and tax of GBP3.3 million for the six months to 30 June 2003. Under the terms of the Distribution Agreement, a material proportion of these earnings would have been receivable by NSB in respect of royalty payments from software licences, had the Distribution Agreement been effective during this period. The book value of the net assets of the UK Business was GBP1.7 million at 30 June 2003. BT will enter into a sub-lease with NSB for the principal UK property.


Nikki Beckett, CEO of NSB, said: "We are delighted to be able to strengthen our position in the important UK market and gain enhanced access to the European market through this strategic relationship with BT. BT is committed to the retail sector and to our customers and employees. The consideration from this transaction will also strengthen our balance sheet, providing NSB with a sound base from which to grow."


Pierre Danon, Chief Executive of BT Retail, said: "This acquisition demonstrates BT's commitment to the retail market and to ICT. BTExpedite will enable us to deliver a broad range of integrated professional and communications services, tailored specifically for retail customers. BT will now be able to help retailers transform their business operations, enabling an improved customer experience and reduced operating costs."


Contacts:


NSB Retail Systems PLC                             0118 930 1522

Nikki Beckett, Chief Executive

Stuart Mitchell, Finance Director


BT Group plc

John Carter                                        020 7356 4523

Mike Jarvis                                        020 7356 6045

or via the BT Newsroom on its 24 hour number,      020 7356 5369


About NSB

NSB is a dedicated supplier of software products and services to the retail market. NSB helps retailers gain a sustainable competitive advantage in today's highly competitive markets with the Connected Retailer(R). This comprehensive portfolio includes innovative solutions, products, and services for every area of retailing: Planning, Sourcing and Product Development, Merchandising, Store, Sales Analytics, and CRM, plus Hardware, Professional Services, and Client Care. They are used by more than 350 of the world's leading retailers to streamline processes, optimize information, and meet the evolving merchandise and service expectations of multi-channel shoppers.


About BT

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.


In the year ended 31 March 2003, BT's turnover was GBP18,727 million with profit before taxation of GBP1,829 million. For more information, visit www.BT.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 24 December 2003